May 18, 2012

VIA EDGAR

Vincent J. Di Stefano

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Re:	ClearBridge Energy MLP Total Return Fund Inc.
File Nos. 333-180738; 811-22693

Dear Mr. Di Stefano:

On behalf of ClearBridge Energy MLP Total Return Fund Inc. (the “Fund”), please find the Fund’s Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above referenced registration statement of the Fund (the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on April 13, 2012, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to comments received by letter, dated May 11, 2012 from the staff of the Commission (the “Staff”), relating to the Registration Statement. For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1.

PROSPECTUS

Cover

No Prior Trading History

1.            Please ensure that this disclosure is prominent. See, Item 1.1j of Form N-2.

In response to the Staff’s comment, the Fund has modified the font of the “No Prior Trading History” disclosure on the cover page to upper case.

Pricing Table

2.            Please confirm that the pricing table and preceding two paragraphs of narrative disclosure are located on the outside front cover page of the prospectus.

In response to the Staff’s comment, the Fund confirms that the pricing table and the preceding two paragraphs of narrative disclosure will be located on the outside front cover page of the printed prospectus. However, the Fund respectfully notes that the footnotes to the pricing table may be located on the inside front cover page of the prospectus.

3.            Please delete the word “may” from the first sentence of footnote 2 to the pricing table, and state that LMPFA has agreed to pay.

In response to the Staff’s comment, the Fund has revised footnote 2 to state,

Legg Mason Partners Fund Advisor, LLC (“LMPFA”) (and not the Fund) has agreed to pay, from its own assets, upfront structuring and syndication fees to              and upfront structuring fees to              and may pay certain other qualifying underwriters from its own assets a structuring fee, additional compensation or a sales incentive fee in connection with the offering. These fees are not reflected under “sales load” in the table above. The Fund intends to pay compensation to employees of one of its affiliates who participate in the marketing of the Common Stock as described in footnote 3 below. See “Underwriters—Additional Compensation to be Paid by LMPFA.”

Portfolio Contents

4.            The first sentence of the first paragraph of this section states that the Fund will invest in “energy-related MLPs.” Please explain to us how this policy is consistent with the Fund’s obligation to invest in energy MLPs. In particular, please explain to us how the Fund’s use of “managed assets” in this test compares to the “total assets or net assets plus borrowings” requirement of Rule 35d-1 under the Investment Company Act of 1940. Additionally, please explain to us how all of the energy-related MLPs in which the Fund will invest have economic characteristics similar to energy MLPs.

In response to the Staff’s comment, the Fund respectfully submits that it considers “energy MLPs” to be synonymous with “energy-related MLPs”. In addition, the Fund has revised its Registration Statement to replace the term “energy-related MLPs” with “energy MLPs”.

Leverage

5.            Please confirm that the Fund does not intend to issue preferred stock or debt in the upcoming year. If the Fund does so intend, please include the additional costs in the fee table.

In response to the Staff’s comment, the Fund confirms that it does not intend to issue preferred stock or debt in the upcoming year.

Tax Matters

6.            Please furnish us with a representation that the Fund will disclose estimates of the tax characteristics of its distributions in its periodic reports, even though its tax numbers cannot be finalized until its fiscal year-end. Estimates of the tax characterizations of the Fund’s distributions in its periodic reports will alert shareholders to potential year-end consequences.

In response to the Staff’s comment, the Fund represents that it will disclose estimates of the tax characteristics of its distributions in its periodic reports, even though its tax numbers cannot be finalized until its fiscal year-end.

General

7.            Please state in your response letter whether FINRA has reviewed and approved the proposed terms, compensation, and other considerations of the underwriting arrangements contained in the registration statement.

In response to the Staff’s comment, the Fund confirms that Amendment No. 1 will be filed by the underwriters with FINRA and that any further amendments to the Registration Statement will be filed with FINRA. The syndication and structuring fee agreements are currently being negotiated and have not yet been filed with FINRA, although the underwriters have confirmed that they intend to file such agreements with FINRA prior to seeking a no-objections letter. It is the Fund’s understanding that FINRA routinely takes into consideration the value of the syndication and structuring fees (and similar fees), together with the sales load and any reimbursement of the underwriters’ expenses, when determining compliance with FINRA guidelines on underwriter compensation.

Prospectus Summary

Investment Strategies

8.            In the last paragraph of this section, please clarify that below investment grade debt is also known as “junk.”

In response to the Staff’s comment, the Fund has added the following disclosure to page 3 of the prospectus: “Securities rated below investment grade are commonly called “high yield” or “junk” bonds and are considered predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal according to the terms of the obligation and involve major risk exposure to adverse conditions.”

The Fund’s Investments

Other Equity Securities

9.            Please explain how issuers will be determined to be “engaged primarily in the energy sector.”

In response to the Staff’s comment, the Fund respectfully refers the Staff to its disclosure on pages ii, 2 and 40, of the prospectus, which states, “Energy entities are engaged in the business of exploring, developing, producing, gathering, transporting, processing, storing, refining, distributing, mining or marketing natural gas, natural gas liquids (including propane), crude oil, refined petroleum products or coal.”

I-Shares

10.            How liquid will I-Shares purchased by the Fund be? Will the Fund distribute them to shareholders in lieu of cash? How will the Fund’s holdings of I-Shares be liquidated?

In response to the Staff’s comment, the Fund respectfully submits that it selectively invests in I-shares. These I-shares have liquidity characteristics that are not substantially dissimilar from the liquidity of standard MLP units of many other issuers. As such, the Fund does not view the liquidity of I-shares to be particularly problematic. In addition, the Fund confirms that it will not distribute I-Shares to shareholders in lieu of cash. Furthermore, I-Shares will be liquidated at the discretion of the portfolio managers through the solicitation of bids and pursuant to the guidelines described in the section entitled “Subadviser Investment Process”.

Derivatives

11.            Disclosure in this section discusses indexes underlying the derivatives as being “composed of” securities of energy-related MLPs. Please clarify the meaning of “composed of” as used in this disclosure.

In response to the Staff’s comment, the Fund respectfully submits that when indentifying indexes that underlie the Fund’s derivatives, ClearBridge will assess each issuer underlying the index and determine whether they individually qualify as an “energy MLP”. ClearBridge will not include a derivative for the purpose of the Fund’s 80% policy, unless substantially all of the issuers of securities in an index underlying the derivative would be considered “energy MLPs”.

Special Risk Considerations

Equity Securities Risk

12.            Disclosure in this section states that the risks of investing in I-Shares are the same as those investing in common units. Is this correct? Is there not a significant counterparty risk attendant with investing in I-Shares? Please disclose all material risks of investing in I-Shares.

In response to the Staff’s comment, the Fund respectfully submits that I-Shares do not have a significant counterparty risk as the investors in I-Shares do not have a counterparty. I-Shares are paid-in-kind (PIK) securities that were created as a means of facilitating institutional ownership of MLPs by simplifying the tax and administrative implications of the MLP structure. In addition, the Fund respectfully refers the Staff to the Fund’s response to Comment 10 in that the liquidity of certain I-Shares is not substantially dissimilar to the liquidity of many other standard MLP units. However, the Fund has added the following disclosure to pages 15 and 54 of the prospectus, “In addition, I-Shares may trade less frequently, particularly those of issuers with smaller capitalizations. Given their potential for limited trading volume, I-Shares may display volatile or erratic price movements.”

Summary of Fund Expenses

13.            Disclosure elsewhere in the prospectus indicates the Fund may invest in other investment companies and sell stocks short, yet the fee table contains no line item of acquired fund fees and expenses or payment of dividends on stocks sold short. Please explain this apparent inconsistency, or make the appropriate changes to the fee table.

In response to the Staff’s comment, the Fund respectfully submits that it does not have any current intention to invest in other investment companies and sell stocks short. Moreover, the Fund has added disclosure to the Registration Statement to clarify its current intention.

14.            Please delete footnotes 5 and 6, as they are repetitive.

In response to the Staff’s comment, the Fund has deleted footnotes 5 and 6.

The Fund’s Investments

Investment Strategies

15.            Please disclose the types of debt securities in which the Fund may invest.

In response to the Staff’s comment, the Fund respectfully submits that it does not currently intend to invest in debt securities. In addition, the Fund has revised pages 3, 6, 41 and 46 of the prospectus to state, “The Fund may invest up to 20% of its Managed Assets in debt securities, including both investment grade and non-investment grade debt securities, of MLPs and other issuers…”

Selection of Investments

16.            Please disclose the circumstances under which the Fund would sell investments.

In response to the Staff’s comment, the Fund respectfully refers the Staff to the sections entitled “Subadviser Philosophy” and “Subadviser Investment Process”. In accordance with the guidelines discussed in these sections, the Fund would sell investments that do not offer attractive, sustainable and predictable distributions and that no longer meet the risk management profile of the Fund.

Additional Investment Activities

Derivatives

17.            Disclosure in this section indicates that the Fund may sell equity securities short. Please disclose this practice under a heading title “Short Sales” or something similar. Please also provide appropriate Fee Table disclosure of the expenses associated with short selling.

In response to the Staff’s comment, the Fund respectfully refers the Staff to its response to Comment 13. In addition, the Fund has added disclosure under the heading “Short Sales” to page 13 of the Statement of Additional Information.

18.            Please explain the following in plain English: “the Fund may net derivatives with opposite exposure to the same underlying instrument.” For what purpose will the Fund do this?

In response to the Staff’s comment, the Fund has revised pages 47-48 of the prospectus to state, “With respect to this limitation, the Fund may ~~net derivatives with opposite exposure to the same underlying instrument~~ calculate its exposure in respect of derivatives transactions by netting offsetting positions (for example, if the Fund purchases and sells identical call options on the same underlying security, with the same strike price) where appropriate. The Fund may use such net calculations, where appropriate, for purposes of determining its total derivatives position with respect to the 33 1/3% limitation.

Other Investment Companies

19.            The fee table does not contain an item reflecting Acquired Fund Fees and Expenses. Please provide this information, or explain why you are not required to do so.

In response to the Staff’s comment, the Fund respectfully refers the Staff to its response to Comment 13 and confirms it does not currently intend to invest in other investment companies.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions

20.            Since the Fund may issue senior securities, please revise the relevant restriction to more accurately reflect the Fund’s policies.

In response to the Staff’s comment, the Fund respectfully submits that restrictions (1) and (7) accurately reflect the Fund’s ability to issue senior securities. The Fund currently intends to utilize leverage in an amount between 20% and 25% of its Managed Assets principally through borrowings from certain financial institutions. This amount of leverage is consistent with the investment restriction described in the Statement of Additional Information, specifically the disclosure beginning at the bottom of page 1 and continuing through the top of page 3 of the Statement of Additional Information.

Please note that we have included certain changes to Amendment No. 1 other than those in response to the Staff’s comments. In connection with the above-referenced filing, the Fund hereby acknowledges that:

1.	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Sarah Cogan (212-455-3575) or Rafael Vasquez (212-455-3566) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP